State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 12/31/2008
FILED 10:36 AM 12/31/2008
SRV 081242814 - 4639881 FILE

CERTIFICATE OF FORMATION

OF

UHS of Centennial Peaks, L.L.C.

1. The name of the limited liability company is UHS of Centennial Peaks, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The name and mailing address of the Sole Member is

UHS of Denver, Inc.
367 South Gulph Road
King of Prussia, PA 19406

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of UHS of Centennial Peaks, L.L.C. this 30th day of December, 2008.

UHS of Denver, Inc.
as Sole Member